May 2015 Pricing Sheet dated May 22, 2015 relating to Preliminary Terms No. 310 dated May 14, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due May 25, 2018

All Payments on the Securities Based on the Worst Performing of the Common Stock of International Business Machines Corporation and the Common Stock of Johnson & Johnson

Principal at Risk Securities

PRICING TERMS – MAY 22, 2015
Issuer:	Morgan Stanley
Underlying stocks:	International Business Machines Corporation common stock (the “IBM Stock”) and Johnson & Johnson common stock (the “JNJ Stock”)
Aggregate principal amount:	$3,818,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	May 22, 2015
Original issue date:	May 28, 2015 (3 business days after the pricing date)
Maturity date:	May 25, 2018
Early redemption:

The securities are not subject to automatic early redemption until May 2016. If, on any redemption determination date, the determination closing price of each underlying stock is greater than or equal to its respective initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related redemption determination date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early following any redemption determination date if the determination closing price of either underlying stock is below its respective initial share price on such redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	With respect to each underlying stock, the closing price of such underlying stock on any determination date other than the final determination date, times the adjustment factor on such determination date
Contingent quarterly coupon:

A contingent quarterly coupon at an annual rate of 8.35% (corresponding to approximately $0.20875 per quarter per security) will be paid on the securities on each coupon payment date but only if the determination closing price of each underlying stock is at or above its respective downside threshold level on the related determination date.

If, on any determination date, the determination closing price of either underlying stock is less than its respective downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date. It is possible that one or both underlying stocks will remain below their respective downside threshold levels for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent quarterly coupons.

Downside threshold level:	With respect to the IBM Stock, $129.165 which is equal to 75% of its initial share price With respect to the JNJ Stock, $76.013, which is equal to approximately 75% of its initial share price
Payment at maturity:

• If the final share price of each underlying stock is greater than or equal to its respective downside threshold level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date

• If the final share price of either underlying stock is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying stock

Under these circumstances, the payment at maturity will be significantly less than the stated principal amount of $10, and will represent a loss of more than 25%, and possibly all, of your investment.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$9.602 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10	$0.20(1)	$9.75
$0.05(2)
Total	$3,818,000	$95,450	$3,722,550
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.
(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 310 dated May 14, 2015

Product Supplement for Auto-Callable Securities dated November 19, 2014      Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Contingent Income Auto-Callable Securities due May 25, 2018

All Payments on the Securities Based on the Worst Performing of the Common Stock of International Business Machines Corporation and the Common Stock of Johnson & Johnson
Principal at Risk Securities

Terms continued from previous page:
Initial share price:	With respect to the IBM Stock, $172.22, which is its closing price on the pricing date With respect to the JNJ Stock, $101.35, which is its closing price on the pricing date
Coupon payment dates:	With respect to each determination date, the third business day after the related determination date. The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.
Determination dates:	August 24, 2015, November 23, 2015, February 22, 2016, May 23, 2016, August 22, 2016, November 22, 2016, February 22, 2017, May 22, 2017, August 22, 2017, November 22, 2017, February 22, 2018 and May 22, 2018, subject to postponement for non-trading days and certain market disruption events. We also refer to May 22, 2018 as the final determination date.
Redemption determination dates:	May 23, 2016, August 22, 2016, November 22, 2016, February 22, 2017, May 22, 2017, August 22, 2017, November 22, 2017 and February 22, 2018, subject to postponement for non-trading days and certain market disruption events. The redemption determination dates are the same as the determination dates (other than the final determination date), starting with the May 23, 2016 determination date.
Final share price:	With respect to each underlying stock, the closing price of such underlying stock on the final determination date times the adjustment factor on such date
Adjustment factor:	With respect to each underlying stock, 1.0, subject to adjustment in the event of certain corporate events affecting such underlying stock
Worst performing underlying stock:	The underlying stock with the larger percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price
CUSIP / ISIN:	61765G192 / US61765G1922
Listing:	The securities will not be listed on any securities exchange.